82-3729

# HORNBACH BAUMARKT AKTIENGESELLSCHAFT

*Securities and Exchange Commission*
*Office of International Corporate Finance*
*Mail Stop 3-2*
*450 Fifth Street, N.W.*
*WASHINGTON, D.C., 20549*
*USA*

03045196

RECEIVED
DEC 10 2003
181

*Bornheim, December 2nd, 2003*

***HORNBACH-Baumarkt-AG – File number 82-3729***

SUPPL

*Dear Sir or Madam,*

*According to **Rule 12g3-2(b)** we would like to transfer the enclosed press release we published today, referring the reintegration of the Lafiora garden centers into HORNBACH-Baumarkt-AG.*

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

*Kind regards,*

Judith Würtz

*pp. Judith Würtz*

dlw 12/16

*Enclosure*

82-3729

# HORNBACH HOLDING AG
# HORNBACH-Baumarkt-AG

## Press Information

## Expansion to be focused on DIY megastores with garden centers

### Existing specialist garden centers to be reintegrated into HORNBACH-Baumarkt-AG.

**NEUSTADT a. d. Weinstrasse / BORNHEIM, 12.02.2003. HORNBACH HOLDING AG will no longer pursue its Lafiora standalone specialist garden center concept. The specialist garden centers are to be reintegrated into HORNBACH-Baumarkt-AG.**

HORNBACH-Baumarkt-AG is expected to acquire the shares in Lafiora HORNBACH Florapark GmbH from HORNBACH HOLDING AG. Once the shares have been taken over, Lafiora HORNBACH Florapark GmbH will be merged with HORNBACH-Baumarkt-AG at the beginning of the 2004/2005 financial year. Following their reintegration, the specialist garden centers will no longer require independent administration structures. The administration employees will dedicate their abilities to new tasks at HORNBACH-Baumarkt-AG. The company's locations in Neunkirchen, Kassel, Germersheim and Ludwigshafen-Oggersheim will be integrated into the structure of the Baumarkt-AG.

As a standalone sales channel, the specialist garden centers have failed to match the success of the combined DIY megastores with garden centers operated by HORNBACH-Baumarkt-AG. For this reason, no further Lafiora stores will be built. The funds earmarked for such construction will be redirected into the combined DIY megastores with garden centers.

Two main reasons have led to the Lafiora specialist garden centers not being able to achieve the profitability of the combined DIY megastores with garden centers.

On the one hand, the overall sector trend in Germany has developed away from standalone specialist garden centers. Customers are increasingly focusing on garden design projects, which can be catered for more competently by the combined DIY megastores with garden centers. At the same time, expenditure on ambience goods is generally being cut back.

In parallel with the developments witnessed at the Lafiora garden centers, on the other hand, the garden centers within the HORNBACH DIY megastores have shown extremely positive developments. Their successful performance has repeatedly raised the basis for comparison with the standalone specialist garden centers.

"Our integrated garden centers are an outstanding success and really can't be beaten. For this reason, we are focusing on the combined DIY megastores with garden centers", stated Albrecht Hornbach, Chairman of the Management Board of HORNBACH HOLDING AG. The four specialist garden centers would be optimally catered for within the established structures of HORNBACH-Baumarkt-AG and could be reorganized in line with the Baumarkt concept in order to be better able to meet current customer requirements.

Dr. Ursula Dauth
HORNBACH-Group
Presse/Public Relations
Phone: +49(0)6321-678-9321
Fax: +49(0)6321-678-9300
Mail: ursula.dauth@hornbach.com
Internet: www.hornbach.com